February 5, 2025

Marcela Castro
Chief Financial Officer
IperionX Limited
129 W Trade Street Suite 1405
Charlotte, North Carolina 28202

       Re: IperionX Limited
           Form 20-F for the Fiscal Year ended June 30, 2024
           Filed October 30, 2024
           File No. 001-41338
Dear Marcela Castro:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended June 30, 2024
Business Overview, page 24
Our Production Facilities, page 34

1. We note that you have disclosures on pages 32, 34, 36, 57, and F-17 regarding $12.7 million in funding that you were either "awarded" or had "contracted to award" by the
       U.S. Department of Defense, which is "being applied" towards your titanium production facility in Virginia. However, you indicate that titles to any assets purchased with these funds initially vest with the U.S. government, though may be transferred to you at the end of the agreement if certain conditions are met.

       Please modify your disclosure as necessary to clarify the terms under which these funds are being utilized, to include the types of permissible expenditures, an indication of whether the funds are received in advance of making the expenditures or if you are being reimbursed, the funding dates and amounts received and amounts expended during each period covered by your report, the conditions under which titles to the assets acquired would be transferred to you at some future date, and the timeframe in which a determination as to whether you had met those conditions would
 February 5, 2025
Page 2

       occur. Please also clarify how assets acquired with these funds are segregated from assets to which you have title, considering both practical and legal aspects of determining ownerhip of the titanium production facility.

       Please include an accounting policy in the notes to your financial statements to clarify how you are accounting for and presenting the amounts related to this arrangement, to include the cash flows, assets acquired that do not vest with you, the receivables reported in Note 6, and any liabilities. Tell us the specific accounting guidance that you considered in formulating your policy, and file the agreement as an exhibit to comply with Item 19 of Form 20-F (number four in the Exhibit
Instructions).

Financial Statements, page F-1
Notes to Financial Statements, page F-7

2. Given your disclosures on pages 4, 26 through 29, 33, and 34, referencing various intellectual property rights that appear to be material to your business plan, such as an
       "award-winning patented technology portfolio" and an "exclusive license to patented mineral upgrading technologies," please expand the notes to your financial statements to include the information prescribed by paragraphs 118 through 128 of IAS 38, or explain to us why you believe this would not apply to you, if this is the case.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or John Cannarella at 202-551-3337 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation